Industry Canada
Certificate
of Amendment
Canada Business
Corporations Act
Industrie Canada
Certificat
de modification
Loi canadienne sur
les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Cororations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément a l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

April 27, 2007 / le 27 avril 2007

Richard G. Shaw	Date of Amendment — Date de modification
Director — Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business	Loi canadienne sur les	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	sociétés pars actions	(SECTIONS 27 OR 177)	(ARTICLES 27 OU 177)
Processing Type - Mode de traitement:                    E-Commerce/Commerce-É

1.	Name of Corporation - Dénomination de la société
BROOKFIELD PROPERTIES CORPORATION

2.	Corporation No. — No. de la société
074605-3

3.	The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:
1. Pursuant to section 173 of the Canada Business Corporations Act (the “Act”), the Articles of the Corporation be amended to subdivide the issued and outstanding Common shares on a three for two basis;
2. Pursuant to section 173 of the Act, the Articles of the Corporation be amended to subdivide the issued and outstanding Class A Redeemable Voting Preferred shares on a nine for four basis;
3. Pursuant to section 173 of the Act, the Articles of the Corporation be amended to increase the maximum number of Class A Redeemable Voting Preferred shares, Series A and Series B that the Corporation is authorized to issue by 2,562,500 Class A Redeemable Voting Preferred shares, Series A and by 5,327,500 Class A Redeemable Voting Preferred shares, Series B in order to provide for a sufficient number of authorized Class A Redeemable Voting Preferred shares to accommodate the subdivision described in paragraph 2 above;
4. Pursuant to section 173 of the Act, the Articles of the Corporation be amended to amend the share conditions of its Class A Redeemable Voting Preferred shares in order to provide for appropriate adjustment of the number of outstanding Class A Redeemable Voting Preferred shares and the voting rights of the Class A Redeemable Voting Preferred shares as a result of any future transaction resulting in an adjustment in the number of outstanding Common shares including as a result of any subdivision, consolidation, stock dividend or otherwise as set out in Schedule A.
SCHEDULE A
1. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.2 under the heading “Class A Preference Shares” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002:
1.2 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the Class A preference shares shall be entitled to receive the sum of $2.50 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such distribution, in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class A preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
and replaced with the following:
1.2 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the Class A preference shares shall be entitled to receive the sum of $0.56 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such distribution, in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class A preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.

2. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.3 under the heading “Class A Preference Shares” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002:
1.3 The Corporation may, in the manner hereinafter provided, redeem all or from time to time any part of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed, of the sum of $2.50 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption.
and replaced with the following:
1.3 The Corporation may, in the manner hereinafter provided, redeem all or from time to time any part of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed, of the sum of $0.56 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption.
3. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.6 under the heading “Class A Preference Shares” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002:
1.6 Commencing with the fiscal period ending June 30, 1979 the Corporation shall undertake to purchase for cancellation or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares at such time or times in each fiscal year as in its discretion it shall determine at the price of $2.50 per share, together with costs of purchase and all unpaid cumulative dividends whether or not earned or declared, which shall have accrued thereon, and which for such purposes shall be treated as accruing up to the date of such purchase.
and replaced with the following:
1.6 Commencing with the fiscal period ending June 30, 2007 the Corporation shall undertake to purchase for cancellation or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares at such time or times in each fiscal year as in its discretion it shall determine at the price of $0.56 per share, together with costs of purchase and all unpaid cumulative dividends whether or not earned or declared, which shall have accrued thereon, and which for such purposes shall be treated as accruing up to the date of such purchase.
4. The articles of the Corporation are hereby amended to add the following paragraph 1.9 under the heading “Class A Preference Shares” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002:
1.9 In the event of any future transaction resulting in an adjustment in the number of outstanding common shares including as a result of any subdivision, consolidation, stock dividend or otherwise, the board of directors of the Corporation shall make, subject to the prior approval of any relevant stock exchanges or securities regulatory authorities as necessary, appropriate adjustment in the number of outstanding Class A Preference Shares and the voting rights of the Class A Preference Shares. For greater certainty, such adjustment may be made without the approval of shareholders of the Corporation.
5. The articles of the Corporation are hereby amended to add the phrase “Subject to Section 1.9,” to the beginning of the first paragraph of Article 4.1 under the heading “Class A Preference Shares, Series A” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002.
6. The articles of the Corporation are hereby amended to add the phrase “Subject to Section 1.9,” to the beginning of the first paragraph of Article 5.1 under the heading “Class A Preference Shares, Series A” found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002.

Date	Name — Nom	Signature	Capacity of — en qualité
2007-04-27	BRETT M. FOX		AUTHORIZED OFFICER